Getaway Space, Inc.

getaway
space

ANNUAL REPORT

9555 Owensmouth Ave Ste 2

Chatsworth, CA 91311

(818) 437-2113

https://www.getaway.space/

This Annual Report is dated April 16, 2025.

BUSINESS

Company Overview

Getaway Space aims to address key challenges in the Electric Vehicle (EV) charging experience by developing premium lounges where drivers can relax while their vehicles charge using DC fast chargers. The company seeks to improve common issues faced by EV drivers, such as long wait times, non-functional chargers, and the lack of amenities like clean restrooms, food, and security. Getaway Space plans to offer an enhanced charging experience that includes meals provided by Urth Caffé, clean and secure facilities, and reserved charging slots, designed to make EV charging more convenient and enjoyable for customers. The company anticipates launching its first location in 2025. At present, there are no products or services on the market.

Business Model

Getaway Space intends to operate a subscription-based revenue model, with a planned price of $150 per month for eight charging sessions. The company also expects to generate additional revenue from food and beverage sales at its locations through a partnership with Urth Caffé. Planned advanced features include a reservation system to minimize wait times and an uptime target of nearly 100%, maintained by a team of engineers with experience at Tesla. Getaway Space is currently exploring expansion opportunities through relationships with installation firms such as Qmerit.

Intellectual Property

The company plans to utilize the expertise of engineers, including former Tesla employees, to design and maintain its fast chargers. These chargers will integrate AI-driven predictive maintenance software, aiming to ensure continuous uptime. As the business scales, Getaway Space expects to continue developing intellectual property related to its charging infrastructure and lounge experience. At this time, the company is in the development phase and has not yet deployed these technologies or filed any patents.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000,000

Use of proceeds: Founder stock grant
Date: January 23, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,669
Use of proceeds: Not applicable
Date: September 30, 2024
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Based on current financial reserves and burn rate projections, the business is positioned to operate for approximately 18 months without generating additional revenue. This timeframe accounts for fixed operating costs, including rent, utilities, and minimal staffing requirements. During this period, we will focus on completing capital expenditures and setting up key infrastructure, such as the electric vehicle charging stations and renovations to our retail lounge. This runway provides us with flexibility to achieve significant operational milestones and prepare for revenue generation once the installation is complete.

Foreseeable major expenses based on projections:

Our primary expenses, based on projected operational requirements, will be:

Purchase and Installation of Electric Vehicle Chargers: This includes not only the acquisition of charging units but also associated costs for installation, electrical upgrades, and ensuring compliance with local regulations.

Renovation of Retail Lounge Space: To enhance customer experience, we will invest in upgrading the design and functionality of our retail lounge, making it more appealing and accessible to potential customers.

Hiring Staff: We anticipate hiring both technical staff to maintain the charging infrastructure and customer-facing staff to manage the retail operations and ensure excellent customer service. Staffing will be phased to align with the growth in demand post-installation.

Future operational challenges:

We anticipate several operational challenges as we scale, including:

Marketing and Advertisement: Effectively reaching our target audience through online media platforms and local billboard advertising may be challenging due to market saturation and the costs of customer acquisition.

Competition from Local Markets: As electric vehicle charging infrastructure grows, we expect increased competition from both large national players and smaller local businesses that may already have an established presence.

Safety Concerns and Vandalism: Maintaining the security of our charging stations and retail space is an important consideration. We may face risks related to theft, vandalism, or damage, particularly in areas where electric vehicle infrastructure is still new and unfamiliar.

Future challenges related to capital resources:

One potential challenge related to capital resources involves unforeseen capital expenditures due to permitting delays. Local government approvals can sometimes take longer than expected, especially for electric vehicle charging infrastructure, which requires specific safety and environmental regulations to be met. This could result in increased costs or delays in our planned installations, affecting our overall timeline and cash flow management. Additionally, securing competitive financing terms for further expansions may present a challenge, depending on market conditions and investor sentiment in the clean energy sector at the time of our fundraising efforts.

Future milestones and events:

The most significant milestone will be the completion of the installation and operational launch of the electric vehicle charging equipment. This will not only represent the core of our revenue model but will also mark the shift from a pre-operational phase to full operational capacity. Additionally, securing permits and finalizing all regulatory approvals will be a key milestone. Once the chargers are operational, we anticipate a steady increase in customer foot traffic, retail sales, and overall business activity, all of which will significantly impact the company financially. Achieving these milestones will also pave the way for potential partnerships with vehicle manufacturers, further boosting our growth prospects.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $827.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO, Board Member

Dates of Service: January, 2024 - Present

Responsibilities: As CEO of Getaway Space, Steve Kuh plays a pivotal role in redefining the electric vehicle (EV) charging experience. Under his leadership, the company is focusing on creating EV charging hubs that combines fast charging with comfort and convenience of organic cafe meals provided by Urth Caffe. Mr. Kuh plans to receive an annual salary of $120,000 starting Jan 1, 2025, and holds 7,000,000 shares in the Company.

Other business experience in the past three years:

Employer: K Tech Telecommunications, Inc

Title: CEO

Dates of Service: July, 1995 - July, 2024

Responsibilities: Business leadership role for sales, marketing, and technology development.

Other business experience in the past three years:

Employer: Bonafi, Inc

Title: CEO

Dates of Service: July, 2018 - December, 2023

Responsibilities: Leading a blockchain technology firm focused on authentication and mixed reality glass for aircraft maintenance solutions.

Name: Daniel Kuh

Daniel Kuh's current primary role is with Upstory. Daniel Kuh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2024 - Present

Responsibilities: Co-Founder, Senior designer of all art direction with the company. Mr. Kuh plans to receive an annual salary of $75,000 starting Jan 1, 2025, and holds 3,000,000 common shares in the Company.

Other business experience in the past three years:

Employer: Upstory

Title: Staff Product Designer

Dates of Service: September, 2023 - Present

Responsibilities: Provide art direction of App development and marketing materials.

Other business experience in the past three years:

Employer: Lyfe

Title: Founding Production Designer

Dates of Service: February, 2023 - May, 2023

Responsibilities: Provided product design process from inception to MVP, employing a data-driven approach to enhance user experience and satisfaction. Fostered key stakeholder relationships, facilitated cross-functional collaboration, and contributed to brand development, ensuring our product aligned with market trends and user needs.

Other business experience in the past three years:

Employer: Overflow

Title: Senior Product Designer

Dates of Service: January, 2020 - December, 2022

Responsibilities: Founding Senior Product Designer, partnered with multiple teams to create intuitive user experiences, led user testing initiatives, and managed a diverse team of designers while promoting design consistency and transparent communication.

Other business experience in the past three years:

Employer: Little Bro

Title: Founder

Dates of Service: August, 2024 - Present

Responsibilities: Little Bro is an AI design enhancement tool that helps designers become better at their craft and gives them more confidence. Designers can hold conversation and get immediate feedback from Little Bro about their designs.

Name: Samuel Yoon Park

Samuel Yoon Park's current primary role is with Alspire, LLC. Samuel Yoon Park currently services 2-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional CFO

Dates of Service: July, 2024 - Present

Responsibilities: Fractional CFO, focusing on business planning, strategy, and financial modeling. Does not receive salary or equity compensation from the Company at this time, and he is a fractional CFO through his company Alspire, LLC.

Other business experience in the past three years:

Employer: Alspire, LLC

Title: Partner

Dates of Service: May, 2023 - Present

Responsibilities: Business planning, advisory, financial modeling, fractional CFO/CSO.

Other business experience in the past three years:

Employer: Edeska

Title: Managing Director

Dates of Service: February, 2016 - May, 2023

Responsibilities: Managing director overseeing clients, operations, finance, and more.

Other business experience in the past three years:

Employer: Go Business Plans

Title: Managing Director

Dates of Service: February, 2016 - May, 2023

Responsibilities: Business consulting for a variety of companies.

Name: Jason Fishman

Jason Fishman's current primary role is with Digital Niche Agency, INC. Jason Fishman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional Chief Marketing Officer

Dates of Service: October, 2024 - Present

Responsibilities: Jason provides direction and management of investor marketing. He receives an hourly rate on a part time basis and owns 4,000 common shares.

Other business experience in the past three years:

Employer: Digital Niche Agency, INC

Title: CEO

Dates of Service: January, 2014 - Present

Responsibilities: Management of Marketing Strategy, Accounting, Sales, and Operations

Other business experience in the past three years:

Employer: Scalable Data Science

Title: CEO

Dates of Service: June, 2017 - Present

Responsibilities: Management of Consulting Projects, Speaking Engagements and Operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Steve Kuh

Amount and nature of Beneficial ownership: 7,000,000

Percent of class: 69.97

Title of class: Common Stock

Stockholder Name: Daniel Kuh

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 29.99

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,372,222 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,006,669 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,234,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational retail lounge or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Getaway Space Lounge. Delays or cost overruns in the development of our Getaway Space Lounge and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Getaway Space, Inc. was formed on January 23, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Getaway Space, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our retail lounges are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. We may never have an operational retail lounge It is possible that the electric vehicle charging infrastructure or the retail lounge may never become fully operational, or that these services may not generate the expected customer engagement. The Company may decide to alter or abandon its original business model if it determines that the model, or other factors, are not in the best interest of the Company. Additionally, the failure to complete the installation or launch of these services could result in significant losses of time and resources. Even if the charging stations and retail lounge are launched, low adoption rates or limited customer demand could lead to lower-than-expected revenues and reduced market presence. Risk of Infrastructure Installation Delays and Operational Setbacks The success of the Company is heavily dependent on the timely installation and operation of its electric vehicle charging stations and retail lounge. Delays in the procurement, permitting, or installation processes for the charging equipment could significantly impact the Company's ability to generate revenue as planned. Such delays may result from unforeseen regulatory challenges, supply chain disruptions, contractor availability, or technical issues during installation. In addition, operational setbacks, such as equipment malfunctions or failure to attract sufficient customer demand, could further delay revenue generation and hinder the Company's growth. If the infrastructure does not become operational as scheduled, the Company may experience extended periods of negative cash flow, which could jeopardize the financial health of the business and its ability to meet future milestones. Customer Adoption The company assumes a significant portion of its revenue will come from on-site food and beverage sales and premium charging services. A suggested risk factor: "The company may fail to attract sufficient customer demand for premium EV charging lounges, which could adversely impact the anticipated revenue and financial projections. Market adoption of such a service is untested and may differ from initial expectations. Dependence on Limited Full-Time Personnel and Use of Consultants Currently, Getaway Space has only one full-time employee, and no members of the team, including executives, receive a salary at this time. The rest of the company's operations are supported by consultants and part-time personnel. While these consultants provide valuable expertise, they may not have the same long-term commitment to the company as full-time employees. This structure presents several risks: Operational Continuity and Commitment: The reliance on consultants and part-time personnel could result in inconsistent availability or loss of critical talent, which may negatively impact the company's ability to execute its business plan on time or at the desired quality. Consultants typically have less incentive to stay with the company for the long term compared to salaried employees, which could lead to higher turnover or gaps in expertise. Lack of Dedicated Resources: With only one full-time employee, the company's ability to manage day-to-day operations, respond to challenges, and implement growth strategies could be constrained. The absence of dedicated, full-time staff in key roles may slow the company's progress, hinder execution of core initiatives, and affect its capacity to scale. Retention and Recruitment Challenges: The current structure may make it more difficult for the company to attract and retain high-caliber talent in the future. As the company grows, it may need to transition to employing full-time staff, which will require additional financial resources and could delay key developments if the right talent is not secured in time. Investors should be aware that this staffing model presents risks to the company's stability, scalability, and ability to meet its operational goals, which could negatively impact the company's performance and financial outlook.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 16, 2025.

Getaway Space, Inc.

By /s/ *Steve Kuh*

    Name: <u>Getaway Space, Inc</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Steve Kuh, the CEO of Getaway Space, hereby certify that the financial statements of Getaway Space, Inc., and notes thereto for the periods ending December 31, 2024, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, Company has not yet filed its federal tax return for 2024. Company was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 15, 2025.

_____ (Signature)

_Steve Kuh, CEO_____ (Title)

_April 15, 2025_____ (Date)

Balance Sheet

Getaway Space

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**0**
Fixed Assets	
Other Assets	
Total for Assets	**0**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Total for Liabilities	**0**
Equity	
Retained Earnings	0
Net Income	
Total for Equity	**0**
Total for Liabilities and Equity	**0**

Balance Sheet

Getaway Space

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Getaway Space (8571) - 1	827.32
Total for Bank Accounts	**$827.32**
Accounts Receivable	
Accounts receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
loan from founders	-160,877.68
Total for Other Current Assets	**-$160,877.68**
Total for Current Assets	**-$160,050.36**
Fixed Assets	
Other Assets	
Total for Assets	**-$160,050.36**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Total for Liabilities	**0**
Equity	
Retained Earnings	0
Net Income	-160,050.36
Total for Equity	**-$160,050.36**
Total for Liabilities and Equity	**-$160,050.36**

Profit and Loss

Getaway Space

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Net Operating Income	**0**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**0**

Profit and Loss

Getaway Space

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Paid-In-Capital from StartEngine Dec 6, 2024	2,595.15
Paid-In-Capital from StartEngine Nov 25, 2024	3,699.61
Total for Income	**$6,294.76**
Cost of Goods Sold	
Gross Profit	**$6,294.76**
Expenses	
Advertising & marketing	$131,309.40
Social media	2,433.00
Total for Advertising & marketing	**$133,742.40**
Business licenses	30.00
Consulting	2,227.50
exhibit	3,500.00
General business expenses	0
Continuing education	199.00
Memberships & subscriptions	1,284.00
Total for General business expenses	**$1,483.00**
Legal & accounting services	20,898.66
Office expenses	0
Office supplies	123.62
Total for Office expenses	**$123.62**
Repairs & maintenance	500.00
Utilities	3,839.94
Total for Expenses	**$166,345.12**
Net Operating Income	**-$160,050.36**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$160,050.36**

Getaway Space

Statement of Cash Flows

January - December 2023

OPERATING ACTIVITIES	
Net Income	0
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
NET CASH INCREASE FOR PERIOD	0
CASH AT END OF PERIOD	0

Getaway Space

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-160,050.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
loan from founders	160,877.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**160,877.68**
Net cash provided by operating activities	**$827.32**
NET CASH INCREASE FOR PERIOD	**$827.32**
CASH AT END OF PERIOD	**$827.32**

NOTE 1 – NATURE OF OPERATIONS

Getaway Space, Inc., was formed on Jan 25, 2025 ("Inception") in the State of Delaware. The financial statements of Getaway Space, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chatsworth, CA.

Getaway Space, Inc., plans to provide Electrical Vehicle (EV) charging infrastructure and services to afford the EV drivers a place to rest while they charge the EVs. During the 2024, the company was formed and spent most of its time developing a business plan including marketing and advertisement, and fundraising. In particular, Company engaged Startengine.com to fundraise through Regulation CrowdFunding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from EV charging service when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company did not have any employees during 2024 other than the founders.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
None.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2024 the company has currently issued 10,030,678 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 15, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
non-operating (1/1/2023)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2023	-	$ -	-	$ -	$ -	$ -	$ -
Inception (1/1/2024)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	10,000,000	100	-	-	100
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(160,050)	(160,050)
December 31, 2024	-	$ -	10,000,000	$ 100	$ -	$ (160,050)	$ (159,950)
Shares issued for Services (Advisors only)	-	-	30,678	27,610	-	-	
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2024	-	$ -	10,030,678	$ 27,710	$ -	$ (160,050)	$ (159,950)
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	30,678	27,610	-	-	27,610
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2024	-	$ -	10,061,356	$ 55,320	$ -	$ (160,050)	$ (132,340)

CERTIFICATION

    I, Steve Kuh, Principal Executive Officer of Getaway Space, Inc., hereby certify that the financial statements of Getaway Space, Inc. included in this Report are true and complete in all material respects.

Steve Kuh

CEO